SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934


                                HUMAN BIOSYSTEMS
                       ----------------------------------
                                (Name of Issuer)


                                  Common Stock
                                  ------------
                         (Title of Class of Securities)


                                    44485X109
                                    ---------
                                 (CUSIP Number)


                     Harry Masuda, Chief Executive Officer
                                Human BioSystems
                    1127 Harker Avenue, Palo Alto, CA  94301
                   Tel. (650) 323-0943   Fax  (650) 327-8658
                              --------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                  May 6, 2003
                              --------------------
              (Date of Event Which Requires Filing of this Statement)


     If the filing person has previously filed a statement on
Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or
240.13d-1(g), check the following box. [   ]

Note: Schedules filed in paper
format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.  44485X109

---------------------------------------------------------------------
1)       Name of Reporting Person
         S.S. or I.R.S. Identification
         No. of Above Person

        Larry McCleary, M.D. and Christine McCleary
---------------------------------------------------------------------
2)       Check the Appropriate Box          (a)
         if a Member of a Group             -------------------------
         (See Instructions)                 (b)

---------------------------------------------------------------------
3)       SEC Use Only
----------------------------------------------------------------
4)      Source of Funds (See Instructions)    PF
----------------------------------------------------------------
5)     Check if Disclosure of Legal Proceedings Is Required
       Pursuant to Items 2(d) or 2(e) [    ]
----------------------------------------------------------------
6)     Citizenship or Place of Organization:     United States
----------------------------------------------------------------

Number of       (7) Sole Voting
Shares Bene-        Power                   2,718,784
ficially
Owned by        -----------------------------------------------------
Reporting       (8) Shared Voting
Person With         Power                   0

                -----------------------------------------------------
                (9) Sole Dispositive
                    Power                   2,718,784

                -----------------------------------------------------
                (10) Shared Dispositive
                     Power                  0






11)  Aggregate Amount Beneficially Owned
     by Each Reporting Person:            2,718,784 shares
----------------------------------------------------------------
12)  Check if the Aggregate Amount in Row (11) Excludes
     Certain Shares (See Instructions) [ ]
----------------------------------------------------------------
13)  Percent of Class Represented by Amount in Row (11)  - 10.15%
----------------------------------------------------------------

14)  Type of Reporting Person (See Instructions):          IN
----------------------------------------------------------------

CUSIP NO. 44485X109

Item 1 Security and Issuer
-------------------------

This statement relates to the common stock, no par value ("Common Stock") of Human BioSystems, a California corporation ("Issuer"). The principal executive offices of the Issuer are located at 1127 Harker Avenue, Palo Alto, California, 94301



Item 2.  Identity and Background
---------------------------------

This statement is filed by Larry McCleary, M.D and Christine McCleary, husband and wife (together, the "McCleary's"). Neither of the McCleary's has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). Neither of the McCleary's has been, within the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction.



Item 3. Source and Amount of Funds or Other Consideration
----------------------------------------------------------

In May of 2003, the McCleary's purchased 666,667 shares and acquired warrants to purchase another 50,000 shares of Common Stock of the Issuer in consideration
for $100,000.   In December of 2002, the McCleary's purchased 400,000 shares of
Common Stock of the Issuer in consideration for $100,000. In November of 2002, the McCleary's purchased 400,000 shares of Common Stock of the Issuer in consideration for $100,000. In October of 2002, the McCleary's purchased 400,000 shares of Common Stock of Issuer in consideration for $100,000. In September of 2002, the McCleary's purchased 400,000 shares of Common Stock of the Issuer in consideration for $100,000. In August of 2002, the McCleary's purchased 200,000 shares of the Common Stock of the Issuer in consideration for $50,000. In July of 2002, the McCleary's purchased 200,000 shares of Common Stock of Issuer in consideration for $50,000. 266 shares were issued on January 17, 2000 to Christine McCleary. In January of 2000, under a Subscription Agreement which was later rescinded and a promissory note issued, the McCleary's purchased 14,000 shares of Common Stock of the Issuer in consideration for
$21,000.   In January of 2001, the McCleary's purchased 51,851 shares of Common
Stock of the Issuer in satisfaction of the Issuer's obligations under the promissory note payable to the McCleary's in the principal amount of $21,000. All Common Stock of the Issuer was purchased with the McCleary's' personal funds, except for the January of 2001 acquisition of 51,851 shares which were purchased in satisfaction of the Issuer's obligations under a promissory note.

Item 4. Purpose of Transaction
-------------------------------

The purpose of all transactions pursuant to which the McCleary's have acquired Common Stock of the Issuer is for investment only.


Item 5. Interest in Securities of the Issuer
---------------------------------------------

(a) 2,718,784 shares are beneficially owned by the McCleary's. These shares constitute 10.15% of the shares of the common stock currently issued and outstanding.

(b) The McCleary's have the sole power to vote and to dispose of all of the shares beneficially owned.

(c) The McCleary's have purchased 666,667 shares of Common Stock during the last sixty (60) days at $0.15 per share, pursuant to a Subscription Agreement dated May 6, 2003. They have also acquired warrants to purchase 50,000 shares of the Common Stock at a purchase price of $0.15 per share. On May 6, 2003, Larry McCleary was granted stock options to purchase 30,000 shares of Common Stock at $0.15 per shares, of which 15,000 options are exercisable one year from the grant date with the remaining 15,000 options exercisable two years from the grant date; the options to expire five years from the date of grant.

(d)     None.

(e)     Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships
        with Respect to Securities of the Issuer
        ---------------------------------------------------------

        The Issuer and the McCleary's have entered into that certain Stock Purchase Agreement dated July 23, 2002, with respect to the purchase of an aggregate of 2,000,000 shares of the Issuer's common stock. The McCleary's acquired warrants to purchase 50,000 shares of Common Stock at a purchase price of $0.15 pursuant to a Warrant Agreement dated May 6, 2003 by and between Christine McCleary and the Issuer. The McCleary's acquired an option to purchase 30,000 shares of Common Stock pursuant to an Option Agreement dated May 6, 2003 by and between Larry McCleary and the Issuer. The option is exercisable for 5 years at a price of $0.15 per share. The Option is exercisable as to 15,000 shares upon the date that is one year from the date of grant, and becomes exercisable as to all 30,000 shares two years from the date of grant. The Issuer and Larry McCleary entered into a Subscription Agreement dated January 15, 2001 and a Stock Purchase Agreement dated January 17, 2000. Except for the above referenced Stock Purchase Agreement, the Subscription Agreements, the Warrant Agreement and the Option Agreement, the McCleary's are not a party to any contract, arrangement, understanding or relationship (legal or otherwise) required to be disclosed by Item 6 of Schedule 13D.



Item 7. Material to Be Filed as Exhibits
------------------------------------------

Exhibit 99.01 Warrant Agreement dated May 6, 2003, by and between the Issuer and Christine McCleary.

Exhibit 99.02 Subscription Agreement dated May 6, 2003 by and between the Issuer and Christine McCleary

Exhibit 99.03 Option Agreement dated May 6, 2003 by and between the Issuer and Larry McCleary.

Exhibit 99.04 Stock Purchase Agreement dated July 23, 2002, by and between the Issuer and Larry McCleary.

Exhibit 99.05 Subscription Agreement dated January 15, 2001 by and between the Issuer and Larry McCleary.


        By signing below I certify that, to the best of my knowledge and belief, the securities referred to above are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                               SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to it is true, complete and correct.

Date

Signature

By

Name and Title


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